UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

June 17, 2008
Messrs.
Bolsa de Comercio de Santiago
Stock Exchange
Attn.: Juan C. Hidalgo
Operations Chief Officer
La Bolsa 64
Santiago
CHILE

Re.:	Communicating Transaction Suspension and
Information Request.

Dear Mr. Hidalgo,

I hereby confirm reception of your communication dated as of event date herewith, whereby you inform the transaction suspension on your stock Exchange concerning the shares of stock issued by Distribución y Servicio D&S S.A. The foregoing based on the significant price increase experienced today by such shares in comparison to the closing price registered in the last trading day.

Likewise, you request us to inform to your stock exchange regarding any special circumstances affecting, or material information, explanatory to such significant price fluctuation.

I hereby confirm that Distribución y Servicio D&S S.A. has no information that may be characterized as aboveindicated, hence neither the corporation not its management have any information that may explain the significant price fluctuation experienced today by the shares issued by this company.

Kindest regards,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Superintendencia de Valores y Seguros
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Comisión Clasificadora de Riesgo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: June 17, 2008